Exhibit 12
General Motors Acceptance Corporation

Ratio of Earnings to Fixed Charges

Three months ended March 31, ($ in millions)	2006	2005

Earnings
Consolidated net income	$672	$728
Provision for income taxes	348	375
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	(8)	3

Consolidated income before income taxes, minority interest and (income)/loss from equity investees	1,012	1,106
Fixed charges	3,624	2,929

Earnings available for fixed charges	4,636	4,035
Fixed charges
Interest, discount, and issuance expense on debt	3,600	2,904
Portion of rentals representative of the interest factor	24	25

Total fixed charges	$3,624	$2,929
Ratio of earnings to fixed charges	1.28	1.38